SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31020; 812-14058]

Matthews A Share Selections Fund, LLC, et al.; Notice of Application

April 17, 2014

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an order pursuant to section 6(c) of the Investment

Company Act of 1940 ("Act") granting exemptions from section 8(b)(1)(E) and section

22(e) of the Act, and rule 22c-1 under the Act, and pursuant to section 12(d)(1)(J) of the

Act granting exemptions from sections 12(d)(1)(A) and (B) of the Act, and pursuant to

sections 6(c) and 17(b) of the Act, granting an exemption from section 17(a) of the Act.

Applicants: Matthews A Share Selections Fund, LLC (the "Fund"), on behalf of its series

(the "Series"), Matthews International Funds (d/b/a Matthews Asia Funds), on behalf of

its series (the "Matthews Funds"), Matthews Asia Funds SICAV, on behalf of its series

(the "UCITS Funds"), Matthews Asian Selections Funds Plc (the "Irish Fund"), and

Matthews International Capital Management, LLC (the "Adviser").

Summary of Application: Applicants request an order to permit the Fund to operate as an

extended payment fund established to invest in China A shares, to exempt the Fund from

the requirement that funds must disclose a concentration policy regarding investments in

any industry or group of industries, and to permit the Fund and its Series to sell their

limited liability company interests ("Interests") to, and redeem their Interests from,

certain pooled investment vehicles that are managed or subadvised by the Adviser,

including the UCITS Funds, the Irish Fund and other entities that may be organized outside the United States (the UCITS Funds, the Irish Fund and such other entities are, collectively, the "Other Funds").

Filing Dates: The Application was filed on July 17, 2012, and amended on December 28, 2012, and August 28, 2013.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 12, 2014, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: the Fund, the Matthews Funds, and the Adviser, Four Embarcadero Center, Suite 550, San Francisco, CA 94111; the UCITS Funds, 6, route de Treves, L-2633 Senningerberg, Grand Duchy of Luxembourg; and the Irish Fund, Brooklawn House, Crampton Avenue/Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the Application. The

complete Application may be obtained via the Commission's website by searching for the

file number, or an Applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

 1. The Fund, a Delaware limited liability company registered as an open-end

management investment company under Act, is organized as a series investment

company, and will be operated as an extended payment fund, as discussed below. The

Fund is designed to be a viable and economical means to permit the Matthews Funds,

Other Funds and separate accounts managed by the Adviser to invest in China A

Shares. Each investing Matthews Fund, Other Fund, or separate account will own all of

the Interests offered by a particular Series, and investors in the Fund's Series will be

exclusively entities advised or managed by the Adviser. Interests will not be registered

under the Securities Act of 1933 (the "Securities Act"); they will be offered only in

private placement transactions to "accredited investors," as defined in Regulation D

under the Securities Act, that are also "qualified purchasers," as defined in section

2(a)(51) of the Act and the rules thereunder ("Qualified Purchasers").[1] The Fund,

through its Series, will be the entity that invests in and holds China A Shares.[2]

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[1] The Fund will adopt a policy to permit the transfer of Interests only to other Qualified Purchasers.

[2] Each entity that currently intends to rely on the requested order has been named as an Applicant. Applicants request that the relief from section 8(b)(1)(E), section 22(e), and rule 22c-1 of the Act apply also to any existing or future Series of the Fund, and that the relief from sections 12(d)(1)(A) and (B) of the Act, and from section 17(a) of the Act, apply to any existing or future Series of the Fund, and any investment company, or series thereof, advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser that wishes to invest in the Fund or a Series thereof. Any Series

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2.   The Matthews Funds are organized as series of a Delaware statutory trust, which is registered under the Act as an open-end management investment company. The UCITS Funds are organized as the separate series of Matthews Asia Funds SICAV under the laws of Luxembourg. The Irish Fund is organized as a private limited company, and regulated as an open-ended umbrella investment company with variable capital that may be offered and sold only to qualifying investors under the laws of the Republic of Ireland. Both the UCITS Funds and the Irish Fund are not sold to United States residents, are not registered under the Act, and the offering of their interests have not been registered under the Securities Act.

3.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser will serve as investment adviser to the Fund and its Series, and serves as investment adviser to the Matthews Funds, Other Funds and separate accounts. Matthews Global Investors (U.S.), LLC ("MGI"), a Delaware LLC and an affiliate of the Adviser, acts as managing member of the Fund.[3]

4.   Applicants state that a significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges—the Shanghai, Shenzhen and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in mainland China and there are two categories of stock that are listed on these exchanges: China "A Shares" which trade in the currency of China, the renminbi, and "B Shares" which trade in foreign currencies. "H Shares" and "red chip" shares are listed

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or investment company that relies on the order in the future will do so only in accordance with the terms and conditions contained in the Application.

[3]   The Adviser is the sole member of MGI. In the future, the Adviser or a different affiliate controlling, controlled by or under common control with the Adviser may act as managing member of the Fund or a Series thereof.

and traded on the Hong Kong Stock Exchange.[4] Applicants state that far fewer Chinese

companies have listed their shares as H Shares or red chips.

5.   The Matthews Funds and Other Funds currently invest in China through

"H Shares" or "red chip" stocks. Applicants state that for a variety of reasons, China A

Shares are a more attractive means to invest in Chinese companies than H Shares, red

chip stocks, or China B Shares. Applicants state that, while it is not practical or feasible

for a Matthews Fund, Other Fund, or separate account to individually invest in China A

Shares, a pooled investment vehicle, the Fund, would allow them to obtain exposure to

China A Shares.[5] The Fund will be named as the investing vehicle in the Adviser's

application to obtain a license to invest in China.

6.   The Fund has a board of directors ("Board"), a majority of which will be

comprised of persons who are not "interested persons" (as defined by section 2(a)(19) of

the Act). Each Series will have a portfolio manager or team of portfolio managers. The

portfolio manager(s) for a Series are expected to be the same individual(s) as the portfolio

manager(s) of the Matthews Fund, Other Fund or separate account investing in that

Series. Accordingly, the portfolio manager(s) will be able to select China A Shares most

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[4]   H Shares are shares of companies incorporated in mainland China, listed on the Hong
        Kong Stock Exchange and traded in Hong Kong dollars. "Red chip" shares are listed and
        traded on the Hong Kong Stock Exchange, issued by companies based in mainland China
        but incorporated outside of mainland China.

[5]   Applicants state that until 2002, the Chinese government restricted investment in China A
        Shares to domestic (i.e., Chinese) investors. Since 2002, the Chinese Government has
        permitted certain non-Chinese investors to invest in China A Shares, but to do so, a
        foreign investor must apply for, and receive a license as a Qualified Foreign Institutional
        Investor or "QFII" and be allotted a quota, representing the amount in renminbi of China
        A Shares that the investor may purchase. The Adviser has received a QFII license and is
        in the process of applying for a quota so that it can invest in China A Shares on behalf of
        the Matthews Funds, Other Funds and separate accounts. Applicants are requesting a
        quota in the amount of USD 350 million, although the amount of quota received will not
        be known until it is granted.

suited for the investor's investment style and strategy, consistent with the remainder of the investor's portfolio. As portfolio manager(s) of a Series, the portfolio manager(s) will have responsibilities to the Series and be overseen by the Board. The portfolio manager(s) also will have responsibilities, in their capacity as Matthews Fund, Other Fund or separate account portfolio manager(s), to the applicable investor for investing the non-Series portion of the portfolio.

7.   The Adviser may charge advisory fees to the Series; however, if advisory fees are charged to a Series used by a Matthews Fund, any assets of a Matthews Fund invested in that Series will not be counted for purposes of calculating the Matthews Fund's advisory fee payable to the Adviser so that the Adviser will not receive separate fees for managing the same assets, except that any such assets will be applied and counted as a Matthews Fund's assets for purposes of applying breakpoints. Fees paid by an Other Fund or separate account would be negotiated with the Other Fund or separate account and structured in an appropriate manner such that, unless additional services are provided, the Adviser would not receive separate fees for managing the same assets. Fee arrangements for the Series will be subject to review and approval by the Fund's Board, including its independent members, in accordance with section 15(c) of the Act, and their impact on overall fees for the Adviser's client will be fully disclosed to the Applicant client, including the Matthews Funds.

8.   Expenses of each Series, which would include basic fees and expenses of service providers, such as the Adviser, administrator, accountant, local custodian and legal counsel, will be charged to the Series receiving the services generating the expense and accrued on a daily basis. Applicants state that because the Fund's limited liability

company agreement does not provide to the contrary, the Delaware Limited Liability Company Act provides that each Series (holding distinct China A Shares) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other Series. The Fund's books and those of the Series will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing Standards.

9.　　　The Fund's custodial arrangements will be overseen by the Fund's Board in accordance with rule 17f-5 under the Act. The Series used by Matthews Funds will not lever themselves through borrowing, but Series used by Other Funds or separate accounts may, or in the future may be permitted to, use leverage. Applicants state that the Fund will value its holdings daily in accordance with section 2(a)(41) of the Act, and the value will take into account all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be repatriated (as discussed below), and will be applied under the oversight of the Fund's valuation committee in accordance with delegated authority and procedures approved by the Fund's Board. The Fund also has a chief compliance officer and will implement and maintain a compliance program in accordance with rule 38a-1 under the Act.

10.　　　Applicants state that access by the Adviser's clients to the quota (*i.e.*, to China A Shares) will be a limited opportunity and will be allocated in accordance with the Adviser's Access to Research and Allocation of Portfolio Opportunities Procedures ("Access Allocation Procedures"), which are designed to ensure that allocations are fair and equitable over time to all of the Adviser's accounts. The Adviser will amend the

Access Allocation Procedures to specifically address issues arising from the quota.

Similarly, if more than one Matthews Fund, Other Fund or separate account seeks to

repatriate proceeds at the same time, and Chinese regulations limit the aggregate amount

of proceeds that may be repatriated at any given time to a level below the aggregate

amount sought to be repatriated, the requests by the applicable portfolio manager(s) will

be aggregated, if received at or about the same time, and proceeds available for

repatriation will be allocated *pro rata* among requesting investors.[6] The Adviser will not,

however, when making investment decisions for the Fund or its Series, take into

consideration whether selling China A Shares and repatriating proceeds could impact the

continued availability of the quota. The Adviser will also not take into consideration

whether buying China A Shares could affect the continued availability of the quota.[7]

11.   Applicants note that the significant majority (at least 85%) of the China A

Shares to be held by the Fund would be able to be disposed of in the ordinary course of

business since the China A Share market is liquid, and thus holdings would meet the

liquidity requirements in the context of a fund's ability to dispose of an asset. However,

while the China A Shares could be sold in a timely manner in exchange for renminbi, the

investing Matthews Fund, Other Fund or separate account would only be able to

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[6]   Applicants are not seeking comfort and acknowledge that the Commission is providing no opinion on whether the Access Allocation Procedures meet the standards applicable under the Act or the Advisers Act.

[7]   Applicants state that the Chinese authorities may reduce or revoke a QFII's quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its investments below the quota amount.

repatriate the proceeds weekly,[8] which in some circumstances might not be within seven

days of receipt of the redemption request. Each Matthews Fund will deem China A

Shares to be illiquid investments and limit its holdings in the Fund to no more than 15%

of its net assets, unless Chinese repatriation restrictions permit repatriation, and the

relevant Series permits redemption, within seven days such that the Matthews Fund, or

the Adviser in accordance with a Matthews Fund's policies, could deem the Interests to

be liquid under applicable Commission and staff guidance.

12.   Applicants state that the repatriation restrictions may prevent the Fund

from being able to redeem its Interests within the time period otherwise required by the

Act. As an extended payment fund, the Fund would pay redemption proceeds no less

frequently than on one day each month (any such date, a "Redemption Payment Date").

Redemption payments would be based on the Fund's NAV on the Redemption Payment

Date, and redemption payments would only be made for redemptions requested on or

before the Redemption Payment Date and time for that particular month (or shorter

period). The Fund will adopt a fundamental policy specifying its redemption procedures,

and this policy will be disclosed in the Fund's registration statement.

13.   The Fund will establish, and the Board will approve, written procedures

reasonably designed to ensure that the Fund's portfolio assets are sufficiently liquid so

that the Fund can comply with its fundamental policy on redemptions, taking into account

current market conditions and regulatory requirements and the Fund's investment

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[8]   Under Chinese regulations, repatriation will be available after an initial three-month lock-up period, during which the Fund will not be able to repatriate proceeds, but would be able to buy and sell different China A Shares without restrictions. After the lock-up period, repatriation may occur once a week, with the total amount repatriated by the Fund in any month limited to no more than 20% of the Fund's net asset value ("NAV") as of the end of the prior year. The regulations do not currently require the repatriation to take place on the same day each week.

objectives. The Board will review the procedures and the overall composition of the

portfolio at least annually and on such other occasions as may be necessary in light of

changes in the markets for the Fund's portfolio assets and applicable regulatory

requirements concerning, among other matters, repatriation restrictions.

Applicants' Legal Analysis:

Applicants request an order to exempt the Fund from section 22(e) of the Act and

rule 22c-1 thereunder to the extent necessary to permit the Fund to operate as an extended

payment fund. Applicants also request that the order exempt the Fund from section

8(b)(1)(E) of the Act and the requirement that the Fund disclose a concentration policy

regarding investments in any industry or group of industries. Instead, the order would

require that the Fund disclose that it does not have a concentration policy and require that

any registered investment company that invests in a Series will aggregate the Series'

holdings with its own holdings for purposes of evaluating its concentration policy.

Applicants further request that the order grant an exemption from sections 12(d)(1)(A)

and (B) of the Act, and an exemption from section 17(a) of the Act, to the extent

necessary to permit the Fund and its Series to sell their Interests to, and redeem their

Interests from, the Other Funds.

A.   Section 22(e) of the Act and rule 22c-1 under the Act.

1.   Rule 22c-1 under the Act generally requires a registered open-end

investment company to sell, redeem, or repurchase its securities at the price based on the

current NAV of such security next computed after receipt of a tender of such security for

redemption. Applicants state that rule 22c-1 was designed primarily to address the

practice of "backward pricing" of fund shares. That practice involved pricing fund shares for purchase or redemption based on the NAV determined prior to the purchase or redemption request. This pricing mechanism enabled a fund's insiders to engage in "riskless trading" by buying shares at an NAV that they knew was likely to increase because of market action after the shares were priced. Applicants assert that, in effect, backward pricing created the possibility that some investors could trade fund shares at the expense of non-redeeming shareholders. Rule 22c-1 eliminates this problem by requiring "forward pricing," or pricing fund shares at the close of the market after a purchase or redemption request is received. Under rule 22c-1, an open-end equity fund typically computes the value of shares tendered for redemption on any given day at 4:00 pm on that day.

        2.   Applicants propose that the Fund will price Interests tendered for redemption at the close of business on the Redemption Payment Date, which will be no less frequently than one day each month. The Fund will redeem Interests on a given Redemption Payment Date only for redemptions requested on or before the close of business (generally 4:00 pm Eastern time) on the redemption pricing date (which will be the Redemption Payment Date). Applicants assert that their proposal does not raise the concern of "backward pricing" because shares will be priced only after a tender for redemption is received. Applicants state that the Fund's pricing timeline will be clearly disclosed and is consistent with the Act because it will treat all investors equally and not dilute non-redeeming shareholders' interests. In addition, all investors in the Fund will be Qualified Purchasers, who are capable of understanding the risks presented by the Fund's redemption policy.

3.   Section 22(e) of the Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of the security to the company. Applicants state that the Redemption Payment Date, which will be no less frequent than one day each month, may be more than seven days from the time that a shareholder of a Series tenders Interests to the Series. Thus, Applicants are requesting relief from section 22(e) to permit the Fund and its Series to pay redemption proceeds more than seven days from the tender of such Interests.

4.   Applicants state that the primary purpose of section 22(e) is to address the abusive practices of early open-end companies that claimed that their securities were redeemable, only to then institute barriers to redemption. Applicants represent that the Fund's policies will not raise the possibility of such abuses. The Fund's redemption policy will be a fundamental policy changeable only by a majority vote of its shareholders and the approval of the Commission or its staff. Applicants undertake to disclose the Fund's redemption policy on the cover page of its offering memorandum and in any marketing materials, and to refrain from holding itself out as a "mutual fund." Most importantly, the Fund will limit its investors to Qualified Purchasers, who are highly sophisticated investors capable of understanding the Fund's redemption policy and its associated risks.

5.   In 1992, the Commission proposed rule 22e-3 under the Act that set forth an "extended payment fund" structure similar to that proposed for the Fund. The Commission's proposal was designed to permit a registered investment company that

could both offer redeemable securities and invest in assets, including less liquid foreign securities, that did not meet the seven-day liquidity standard for traditional open-end funds. Under proposed rule 22e-3, an open-end fund could make payment upon redemption of its securities up to 31 days after tender of the securities to the fund at NAV determined on the next redemption pricing date following the tender, provided that: (a) the fund did so pursuant to a fundamental policy, setting forth the number of days between a tender and the next redemption pricing and payment dates, changeable only with approval of a majority of the fund's outstanding voting securities; (b) at least 85% of the fund's assets consisted of assets that either (i) may be sold in the ordinary course of business at approximately the price used to compute the fund's NAV, within the period between the tender and the next redemption payment date, or (ii) mature by the next redemption payment date; and (c) the fund does not hold itself out to investors as a mutual fund. Applicants assert that the Fund will comply with requirements that are designed to achieve the same goals, but which account for the repatriation restrictions discussed above.

6. Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies of the Act. Applicants believe that the relief is appropriate because the Fund can provide a convenient and cost-effective means of obtaining tailored exposure to China A Shares for investing Matthews Funds, Other Funds and separate accounts. Applicants also believe that the requested relief is consistent with the protection of investors because shares of the Fund will be available only to Qualified

Purchasers. Finally, Applicants state that the relief is consistent with the purposes

intended by the policies of the Act because, as discussed above, it does not raise the

concerns addressed by section 22(e) of the Act and rule 22c-1 under the Act.

B.   Section 8(b)(1)(E) of the Act.

1.   Section 8(b)(1)(E) of the Act provides that every registered investment

company shall file with the Commission a recital of its policy in respect of concentrating

investments in a particular industry or group of industries. Form N-1A implements the

section 8(b) requirement to disclose a fund's concentration policy: Instruction 4 to Item 9

of Form N-1A requires a fund to "[d]isclose any policy to concentrate in securities of

issuers in a particular industry or group of industries (i.e., investing more than 25% of a

fund's net assets in a particular industry or group of industries)." Applicants state that

the Commission's staff has taken the position that statements of concentration policy

pursuant to which registrants reserve the right to concentrate in particular industries

without limitation if deemed advisable and in the best interests of the shareholders do not

comply with section 8(b)(1). Applicants assert that the primary purposes of the industry

concentration test include preventing a fund's investment adviser from inappropriately

concentrating a fund's investments contrary to investor expectations and from reserving

freedom of action to concentrate the fund's investments, which may not provide investors

with sufficient clarity to form expectations about concentration.

2.   Applicants state that the application of section 8(b)(1)(E) at the Series

level imposes a barrier to the efficient operation of the Series when conducting otherwise

routine portfolio changes, contrary to the expectations of Matthews Fund or Other Fund

shareholders. For a Series with a limited number of holdings, routine portfolio changes

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could frequently result in a Series "concentrating" its investments in different industries or groups of industries, using the Commission's 25% threshold for determining concentration, even though such Series' "concentration" would have little or no meaningful impact on the industry concentration of the investing Matthews Fund's or Other Fund's'overall portfolio. Applicants state that absent relief and assuming a policy to concentrate in the particular industry has not been disclosed in the Series' registration statement, any routine portfolio change that results in a Series "concentrating" its investments (measured solely at the Series' level) would need the approval of a majority of the outstanding voting securities of the Series in accordance with section 13 of the Act. Applicants submit that while a Series could obtain a shareholder vote every time it crossed the 25% "concentration" threshold since each Series will be owned by a client of the Adviser, this result would be unnecessary, cumbersome, and serve no policy objective.

3.　　　Applicants propose that, due to the structure, nature and purpose of the Fund, each Series be exempt from section 8(b)(1)(E) and the requirement to disclose a policy of concentrating in a particular industry or group of industries. Applicants have proposed conditions that would require each Series to disclose that it does not have a concentration policy and that any registered investment company that invests in a Series will aggregate the Series' holdings with its own holdings for purposes of evaluating its concentration policy. Applicants state that an investor in a Matthews Fund should have expectations regarding the industry concentration of the portfolio taken as a whole of the Matthews Fund in which s/he has invested, and s/he is protected by the requirement that the Matthews Fund disclose and adhere to its own concentration policy. Applicants submit that imposing an additional layer of concentration requirements on a Series would not serve an investor protection purpose.   Accordingly, Applicants assert that granting the requested relief is warranted under the standards set forth in section 6(c) of the Act.

        C.   Section 12(d)(1) of the Act.

        1.   Section 12(d)(1)(A) provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock, more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) provides that no registered open-end investment company, its principal underwriter or any broker or dealer may sell the company's securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock or cause more than 10% of the acquired company's voting stock to be owned by investment companies.

        2.   Section 12(d)(1)(G) of the Act provides, in relevant part, that section 12(d)(1) will not apply to the securities of a registered open-end investment company purchased by another registered open-end investment company, if: (a) the acquiring company and the acquired company are part of the same group of investment companies; (b) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities and short-term paper; (c) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the

Securities Exchange Act of 1934 or by the Commission; and (d) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act. Applicants state that section 12(d)(1)(G) is unavailable largely due to the Other Funds not being "registered" under the Act; its unavailability is not due to any difference that relates to the policies supporting section 12(d)(1). Applicants further state that if the Other Funds were registered in the United States as open-end funds, they, like the Matthews Funds, would be entitled to rely on section 12(d)(1)(G) and the rules thereunder to invest in the Series, if they were part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii).

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) to permit the Other Funds to purchase Interests of Series which, as discussed herein, would result in an Other Fund owning 100% of the Interests of a particular Series.

4.   Applicants state that the proposed arrangement will not raise the policy concerns underlying sections 12(d)(1)(A) and (B), including undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

5.   Applicants contend that the proposed arrangement will not result in undue influence by an Other Fund over the Fund because, as manager of the Other Funds, the Adviser will act to prevent undue influence.

6.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. Applicants state that, among other protections described above, fee arrangements for the Series will be subject to review and approval by the Fund's Board, including its independent members, in accordance with Section 15(c) of the Act, and their impact on overall fees for the Adviser's client will be fully disclosed to the client. With respect to Other Funds that invest in the Fund, no sales load will be charged by the Fund. Other sales charges and service fees, as defined in NASD Conduct Rule 2830,[9] if any, will only be charged at the Fund level or at the Other Fund level, not both. With respect to other investments in the Fund, any sales charges and/or service fees charged with respect to shares of the Fund will not exceed the limits applicable to a fund of funds set forth in such Rule 2830.

7.   Applicants contend that the proposed arrangement will not create an overly complex fund structure. Condition 10 provides that no Series of the Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits of section 12(d)(1)(A), except to the extent that such Series of the Fund acquires, or is deemed to have acquired, the securities pursuant to exemptive relief from the Commission permitting such Series of the Fund to (a) acquire securities of one or more affiliated investment companies or companies relying on section

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[9]   References to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

3(c)(1) or 3(c)(7) for short-term cash management purposes, or (b) engage in interfund

borrowing and lending transactions.

D.　　Section 17(a) of the Act.

1.　　Section 17(a) of the Act generally prohibits purchases and sales of

securities, on a principal basis, between a registered investment company and any

affiliated person of the company, and affiliated persons of such persons. Section 2(a)(3)

of the Act defines an "affiliated person" of another person to include, among other things,

any person directly or indirectly owning, controlling or holding with power to vote 5% or

more of the other's outstanding voting securities; any person 5% or more of whose

outstanding voting securities are directly or indirectly owned, controlled or held with

power to vote by the other person; any person directly or indirectly controlling, controlled

by or under common control with the other person; and any investment adviser to an

investment company. Applicants describe several bases of potential affiliation in the

Application, and state that if the Other Funds and the Fund are deemed affiliates of each

other, or even second-tier affiliates, the sale of Interests of the Fund to the Other Funds,

and the redemption of such Interests by the Other Funds, could be prohibited under

section 17(a) of the Act.

2.　　Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms

of the proposed transaction, including the consideration to be paid or received, are fair

and reasonable and do not involve overreaching on the part of any person concerned, (b)

the proposed transaction is consistent with the policies of each registered investment company involved, and (c) the proposed transaction is consistent with the general purposes of the Act.

3.   Applicants seek an exemption under sections 6(c) and 17(b) to allow the proposed transactions. Applicants state that the transactions satisfy the standards for relief under sections 6(c) and 17(b). Specifically, Applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that the consideration paid and received for the sale and redemption of Interests of the Fund will be based on the NAV of the Fund and, no sales load will be charged by the Fund, and other sales charges and service fees, if any, will only be charged at the Fund level or the Other Fund level, but not both. In addition, Applicants represent that the proposed transactions will be consistent with the policies of each registered investment company involved, and the general purposes of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Fund's outstanding securities will be owned exclusively by persons who are Qualified Purchasers, as defined in section 2(a)(51) of the Act and the rules thereunder.

2.   The Fund will adopt a fundamental policy, which may be changed only by a majority vote of the outstanding voting securities of the Fund and only upon approval by the Commission or its staff, that will specify the circumstances in which the Fund will redeem its Interests, such that the Fund (a) will pay redemptions no less frequently than on one day each month (each such day, a Redemption Payment Date), (b) will calculate

its NAV applicable to a redemption request received in good order in accordance with procedures set forth in the Fund's prospectus as of the close of business on the next redemption pricing date and time following such redemption request, which will be on the same day as the Redemption Payment Date, and (c) will redeem Interests in a given month only for redemptions requested on or before the redemption pricing date and time for that Redemption Payment Date.

3. At least 85% of the assets of the Fund will consist of assets:

(a) that the Fund reasonably believes may be sold or disposed of in local currency in the ordinary course of business, at approximately the price used in computing the Fund's NAV, within seven days, or

(b) that mature by the next Redemption Payment Date.

4. The Board of the Fund, including a majority of the disinterested trustees, will adopt written procedures designed to ensure that the Fund will comply with the terms and conditions of the requested order. The Board will review these procedures at least annually and approve such changes as it deems necessary.

5. The Fund will not hold itself out as a "mutual fund." The Fund will disclose its redemption policy on the cover page of its offering memorandum and in any marketing materials.

6. Each Series will disclose in its registration statement that it does not have a concentration policy regarding investments in any industry or group of industries.

7. Any registered investment company that invests in a Series will aggregate the Series' holdings with its own holdings for purposes of evaluating its concentration policy regarding investments in any industry or group of industries.

8. With respect to Other Funds that invest in the Fund, no sales load will be charged by the Fund. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund level or at the Other Fund level, not both. With respect to other investments in the Fund, any sales charges and/or service fees charged with respect to Interests of the Fund or its Series will not exceed the limits applicable to a fund of funds set forth in such Rule 2830.

9. The Adviser will be an investment adviser or manager to each series of the Matthews Funds, Other Fund, or separate account that invests in the Fund.

10.   No Series of the Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Series of the Fund acquires, or is deemed to have acquired, the securities pursuant to exemptive relief from the Commission permitting such Series of the Fund to (a) acquire securities of one or more affiliated investment companies or companies relying on section 3(c)(1) or 3(c)(7) of the Act for short-term cash management purposes, or (b) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary